

February 15, 2012

Via E-mail
Mr. Kyle R. Sugamele
Chief Legal Officer
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

> **Re: Concur Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 17, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2011**
> **Filed February 7, 2012**
> **File No. 000-25137**

Dear Mr. Sugamele:

We have reviewed your letter dated January 12, 2012 in connection with the above-referenced filings and have the following comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 3, 2012.

Form 10-K for the Fiscal Year Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.   We note your response to prior comment 1. However, we note that your sales and marketing expense has increased 46% for the year ended September 30, 2011, and has had a significant impact on your net income for the year. Your disclosures indicate that an increase in personnel cots is the most significant contributing factor to this increase and that this increase is primarily due to additional headcount. We further note your disclosures in your fourth quarter of fiscal 2011 earnings call transcript that over the

course of the next 24 months you expect to double the scale of your direct sales organization. As such, changes in personnel costs will continue to have a significant impact on operating results. Accordingly, it appears that quantification of the key variables that impact this expense would be meaningful information. Please provide us with your comparative headcount data for the years ended September 30, 2011 and 2010, and tell us your consideration to provide this information in your future periodic filings to the extent it is a significant contributing factor to changes in expenses. To the extent this information is impacted by geographic distribution or timing of hiring, please explain these factors.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 62

2.   We note your response to prior comment 3. Please tell us why you consider foreign income before income tax expense of $1.6 million for the year ended September 30, 2011 to be immaterial. Further, we note your response to prior comment 1 that the amount of tax due upon repatriation of undistributed foreign earnings is $1.9 million. Please tell us why you consider the amounts required to be disclosed under ASC 740-30-50 to be immaterial to your income tax expense and results of operations for the year ended September 30, 2011. Alternatively, please revise to include the disclosures required by Rule 4-08(h) of Regulation S-X and ASC 740-30-50 in future filings.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A, filed on January 24, 2012)

Certain Relationships and Related Transactions, page 31

3.   You disclose that there were no related-person transactions "identified in fiscal 2011." Item 404(a) of Regulation S-K requires disclosure of any related-person transactions since the beginning of the last fiscal year. Please confirm that there were no transactions with related persons since the beginning of fiscal 2011 required to be disclosed, and revise your disclosure in future filings for clarity. Please note that we previously issued this and the following comment to the company telephonically on February 22, 2010, in connection with our review of your 2009 Form 10-K, and we are re-issuing them as you do not appear to have revised your subsequent Item 404 disclosures.

4.   You state that the Audit Committee is responsible for the review, approval or ratification of all related-person transactions involving Concur, and that the committee "may approve, ratify, rescind, or take other action with respect to [a related-party] transaction in its discretion." You do not appear, however, to have provided the full disclosure with respect to your policies and procedures for the review, approval or ratification of related-

person transactions called for by Item 404(b)(1) of Regulation S-K. Please expand your disclosure to ensure that you provide the required information, including the standards, if any, to be applied pursuant to such policies and procedures and a statement of whether such policies and procedures are in writing and, if not, how they are evidenced.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 7. Intangible Assets, page 9

5.   We note your disclosure that you acquired intangible assets for $67.3 million, which have been recorded as customer relationships. Please tell us if these assets relate to the arrangement you entered into with ADP, which is disclosed in Note 20 to your financial statements for the year ended September 30, 2011. If so, please describe the rights and obligations that have been transferred to the company under this arrangement, and tell us how you are accounting for these rights and obligations. As part of your response, please describe your revenue recognition policies for these contracts prior to and subsequent to entering into this arrangement. Further, please tell us why a 9 year life is appropriate. In this regard, we note that the expected lives of your customer relationships, as disclosed in Note 2 to your financial statements for the year ended September 30, 2011, range from three to five years.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
         Frank Pelzer, Chief Financial Officer